Exhibit 99.1

Turn/River Capital Completes Acquisition of Tufin

BOSTON & TEL AVIV, Israel – August 25, 2022 – Tufin®, a pioneer of policy-centric approach to security and IT operations, today announced the completion of its acquisition by Turn/River Capital, an operationally-focused software investment firm, in an all-cash transaction valued at approximately $570 million. Lion Investment Partners will be co-investing alongside Turn/River. The acquisition was previously announced on April 6, 2022, and approved by Tufin shareholders at the Special General Meeting of Shareholders held on June 7, 2022.

Under the terms of the merger agreement, Tufin shareholders will receive $13.00 per share in cash, representing a premium of approximately 44% over Tufin’s closing share price on April 5, 2022, the last full trading day prior to the transaction announcement, and a premium of approximately 54% over Tufin’s one-month volume-weighted average closing price through April 5, 2022. With the completion of the acquisition, Tufin’s common stock has ceased trading and will no longer be listed on the New York Stock Exchange.

“Tufin remains committed in its mission to help the world’s largest organizations increase security and agility while reducing cost and risk across complex network and cloud environments,” said Ruvi Kitov, CEO and Co-Founder of Tufin. “Working with Turn/River, we look to expand our leadership in policy-based automation by centralizing security policy management and scaling to the needs of the largest enterprises.”

“Tufin’s leadership position in the network security policy management space is a testament to the team’s extensive domain expertise,” said Matthew Amico, Principal at Turn/River Capital. “With a focus on policy-centric solutions, Tufin enables enterprises to maintain a robust network and cloud security posture, while also delivering significant customer value through powerful automation.”

Jarrett Stringfellow, Operating Lead at Turn/River, and Chairman of the Tufin Board notes: “In partnership with Turn/River’s Go-To-Market focused operations team, Tufin will seek to further expand its product offerings into the cloud and drive significant growth.”

Advisors
J.P. Morgan Securities LLC acted as exclusive financial advisor to Tufin, White & Case LLP acted as its U.S. legal counsel and Meitar | Law Offices acted as its Israeli legal counsel. Kirkland & Ellis LLP served as legal counsel to Turn/River. Lincoln International LLC acted as exclusive financial advisor to Turn/River and financing for the transaction is being provided by Carlyle Global Credit and Owl Rock Capital (collectively, the “Lenders”) pursuant to a senior secured credit facility agented by Carlyle Global Credit. Latham & Watkins LLP acted as U.S. and U.K. legal counsel to the Lenders and Herzog, Fox & Ne’eman acted as Israeli legal counsel to the Lenders.

About Tufin
Tufin simplifies network management for some of the largest, most complex organizations in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. The Tufin Orchestration Suite™ increases agility despite ever-changing business demands while reducing costs, ensuring compliance with regulations and internal policies, and maintaining a robust security posture. A single solution designed to meet the needs of both network and cloud security teams, the Tufin Orchestration Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers, Tufin’s network security automation enables enterprises to implement accurate changes in minutes instead of days, while improving their security posture and business agility. For more information, visit www.tufin.com.

About Turn/River Capital
Turn/River Capital is a San Francisco-based software investment firm purpose-built for software growth. It offers flexible capital and tailored, data-driven operational support for growth capital, founder liquidity, buyouts, spin-outs, and recapitalizations. Built by a team of software operators and investors who have scaled sales, marketing, customer success and recruiting & retention, Turn/River’s playbooks reliably and rapidly unlock transformational growth, producing market-leading companies and building lasting value. For more information, visit www.turnriver.com.

About Lion Investment Partners
Lion Investment Partners is a technology investment firm focused on Israeli-related opportunities. Based in both Israel and the US, Lion invests in late-stage software and internet companies that have reached critical scale and are well positioned for an inflection point. Lion was founded by Omer Cygler, a technology veteran and investment banker who has led more than $35B of IPOs, merges and acquisitions and private investments. For more information, visit www.lionsip.com.